FEDER, KASZOVITZ, ISAACSON, WEBER, SKALA, BASS & RHINE, LLP
750 Lexington Avenue
New York, New York 10022
212-888-8200
February 4, 2009
VIA EDGAR

Securities and Exchange Commission
William Thompson, CPA
Division of Corporate finance
100 F Street, N.E.
Washington, D.C.  20549-5546

RE:  Innovative Food Holdings, Inc. (the “Company”)

Gentlemen:

By letter dated November  7, 2008,  (the “Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted to the Company comments on the Company’s Form 10-KSB for the Fiscal Year Ended December 31, 2007 and Form 10-Q for the Fiscal Quarter Ended June 30, 2008.  On behalf of the Company we are responding to the Staff’s comments contained in the Letter.  The numbered paragraphs below correspond to the numbered comments in the Letter.

1.) The agreement was extended and we disclosed that fact in a Form 8-K filed on November 6, 2008.  Please note that a copy of the extension was not filed as the Company no longer considers this to be a material agreement inasmuch as we now believe, based upon our years of experience in this industry, that regardless of the existence of a contract we will either retain our customers or not based upon our prices and quality of our service.  In other words, it is the Company's belief that US Foodservice's sales force will use our services with or without a contract provided we continue to satisfy their customers with respect to pricing and service.

2.) We will  revise the disclosure in Item 3. Legal Proceedings to reflect the outstanding principal balance of the promissory notes to $360,000, as follows:

In September 2006 we commenced an action in New York Supreme Court, Nassau County, against Pasta Italiana, Inc., Robert Yandolino and Lloyd Braider to collect on outstanding promissory notes totaling $360,000 (plus interest and collection expenses) of which $65,000 were personally guaranteed by the two individual defendants.  The defendants have counterclaimed for an unspecified amount of damages due to our alleged breach of an agreement to purchase the corporate defendant. As of December 31, 2007 the action had barely commenced and its outcome at that time was  too speculative to predict.   In September 2008, the parties entered into an agreement settling the action.  Under the settlement, Pasta became obligated to, inter alia, deliver to the Company 10% of Pasta's fully diluted common stock and $165,000, paid over the course of 37 months, plus 8% interest payable in Pasta common stock.  We agreed to issue 1.5 million of our shares to Yandolino and Braider, to vest 500,000 per year as long as Pasta did not default on the Settlement Agreement.  We also agreed to issue to Yandolino and Braider 500,000 warrants, each carrying with it the right, for five years, to purchase a share of our common stock for $.0012.  Such warrants vest after 3 years, or when Pasta has fully complied with its obligations under the Settlement Agreement, whichever comes sooner.

3.)  The amount of aggregate principal of the convertible notes in Item 5, Derivative Securities Currently Outstanding will be  revised as follows to reflect the correct amount of the aggregate principal of convertible notes of $1,126,000:

As of December 31, 2008 and 2007, the Company has issued convertible notes payable in the aggregate principal amount of $_________ and $1,126,000, respectively, with accrued interest of $________ and $378,465, respectively, which, if converted to common stock, will result in our issuance of approximately  _____________ and 254,222,520 shares (post-reverse split), respectively, of common stock at  conversion rates ranging from  $0.005 to $0.010 per share (post-reverse split).

4.)  Your comments with respect to the MD&A section have been reviewed and will be incorporated into the disclosure made in the 10-K for the period ended December 31, 2008.

5.)  Your comments with respect to the Liquidity section have been reviewed and will be incorporated into the disclosure made in the 10-K for the period ended December 31, 2008.

6.)  We will revise in the 10-K for the period ended December 31, 2008 our Critical Accounting Estimates section on page 12 as follows:

Critical Accounting Policy and Accounting Estimate Discussion

Use of Estimates in the Preparation of Financial Statements

The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  These estimates include certain assumptions related to doubtful accounts receivable, stock-based services, valuation of financial instruments, and income taxes.  On an on-going basis, we evaluate these estimates, including those related to revenue recognition and concentration of credit risk. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.  We believe our estimates have not been materially inaccurate in past years, and our assumptions are not likely to change in the foreseeable future.

Doubtful Accounts Receivable

The Company maintained an allowance in the amount of $10,000 for doubtful accounts receivable at December 31, 2008, 2007 and 2006. Actual losses on accounts receivable were $______ for 2008, and $0 for 2007 and 2006. The Company has an operational relationship of several years with our major customers, and we believe this experience provides us with a solid foundation from which to estimate our expected losses on accounts receivable. Should our sales mix change or if we develop new lines of business or new customers, these estimates and our estimation process will change accordingly. These estimates have been accurate in the past.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United States of America. The estimated fair values approximate their carrying value because of the short-term maturity of these instruments or the stated interest rates are indicative of market interest rates.  These fair values also vary due to the market price of the Company’s stock at the date of valuation.  Generally, these liabilities will increase as the price of the Company’s stock increases (with resultant gain), and decrease as the Company’s stock decreases (yielding a loss).  These fluctuations are likely to continue as long as the Company has large financial instrument liabilities on its balance sheet.  Should the Company succeed in removing these liabilities from its balance sheet, either by satisfying them or by reclassifying them as equity, the amount of gains and losses recognized will be reduced.

Income Taxes

The Company has a history of losses, and as such has recorded no liability for income taxes. Until such time as the  Company begins to generate a profit and provides evidence that a continued profit is a reasonable expectation, management will not determine that there is a basis for accruing an income tax liability.   These estimates have been accurate in the past as the  Company has  not yet generated a profit.

We will also similarly revise our disclosure in the second paragraph of our discussion of stock-based compensation on page 13 to reflect the adoption of SFAS 123(R), as follows:

Stock-based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised), "Share-Based Payment" (SFAS 123(R)) utilizing the modified prospective approach. Prior to the adoption of SFAS 123(R) we accounted for stock option grant in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" (the intrinsic value method), and accordingly, recognized compensation expense for stock option grants.

Under the modified prospective approach, SFAS 123(R) applies to new awards and to awards that were outstanding on January 1, 2006 that are subsequently modified, repurchased or cancelled. Under the modified prospective approach, compensation cost recognized in the nine months of fiscal 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and compensation cost for all share-based payments granted subsequent to January 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Prior periods were not restated to reflect the impact of adopting the new standard.

A summary of option activity under the Plan as of December 31, 2007, and changes during the period ended December 31, 2008 are presented below:

	Options	Weighted Average Exercise Price
Outstanding as December 31, 2005	500,000	$0.500
Issued	15,000,000	0.005
Exercised	-	-
Forfeited or expired	-	-
Outstanding at December 31, 2006	15,500,000	$0.021
Issued	-	-
Exercised	-	-
Forfeited or expired	-	-
Outstanding as December 31,2007	15,500,000	$0.021

Non-vested at December 31, 2007	200,000	$0.500
Exercisable at December 31, 2007	15,300,000	$0.010

Issued
Exercised
Forfeited or expired
Outstanding at December 31, 2008

Non-vested at December 31, 2008
Exercisable at December 31, 2008

Aggregate intrinsic value of options outstanding and exercisable at December 31, 2006, 2007 and 2008 was $0. Aggregate intrinsic value represents the difference between the Company's closing stock price on the last trading day of the fiscal period, which was $0.003 as of December 31, 2006 and  2007 and $0.005 at December 31, 2008, and the exercise price multiplied by the number of options outstanding. As of December 31, 2007 and 2008, total unrecognized stock-based compensation expense related to stock options was $0 and $_____, respectively. During the years ended December 31, 2006,  2007 and 2008, the Company charged $0,  $67,500 and $_____, respectively, to operations related to recognized stock-based compensation expense for employee stock options.

7.) We will remove, in the 10-K for the period ended December 31, 2008, the terminology “Condensed” from our consolidated balance sheets, statements of operations, statements of cash flows, and statement of stockholders’ equity.

8.) In May 2006, the Company issued 10,000,000 shares of common stock in anticipation of completing the acquisition of an outside entity.  At the time the accounting for the year ended December 31, 2006 was being performed, this transaction had not occurred and the negotiations had ceased, but the shares had not been transferred to the Company’s transfer agent for cancellation.  Because these shares were issued but were not traded or tradable, they were shown as issued, but not outstanding.  These shares were being held by the Company’s Chief Executive Officer.  At December 31, 2007 and 2008, these shares were still being held by the Company’s CEO.  These shares are currently in the process of being cancelled

Since a transaction was not performed utilizing these shares, there was no value assigned to them other than their par value of $0.0001 per share.   The entry to record these shares was a debit to additional paid-in capital and a credit to common stock in the amount of $1,000.

In September 2006, the Company converted three notes payable and accrued interest in the aggregate amount of $44,666 into a total of 8,933,200 shares of common stock.  The entry to issue these shares was:

Notes payable	8,000
Accrued interest	36,666
Common Stock	(893)
APIC	(43,773)

Also in September 2006, the Company mistakenly issued 5,573,158 shares of common stock for the conversion of accrued interest. These shares were actually included in the 8,933,358 shares previously issued.  When the accounting for these shares was underway, the Company had realized this error.   The entry to issue these shares was:

Common Stock	557
APIC	(557)

In February 2007, the Company returned these 5,573,158 shares of common stock to the transfer agent for cancellation.  The entry made when the shares were cancelled was:

APIC	557
Common Stock	(557)

Our revised  disclosure on the face of the balance sheet will reflect these changes as follows:

Common stock, $0.0001 par value; 500,000,000 shares authorized; _________________ and 181,787,638 shares issued and _______________ and 171,787,638 outstanding at December 31, 2008 and 2007, respectively

We will expand in the 10-K for the period ended December 31, 2008 our disclosures in Note 12 to describe these transactions as follows:

The Company had a 1-for-200 reverse split of its common stock effective March 8, 2004.  There were a total of 30,011,706 shares issued and outstanding immediately before the reverse split, and 157,037 shares issued and outstanding immediately after the reverse split.

During the year ended December 31, 2006, the Company had issued 10,000,000 shares of common stock in anticipation of an acquisition which was never consummated.  At December 31, 2006,  2007 and 2008, these shares were being held by the Company’s chief executive officer, and are recorded as issued but not outstanding on the Company’s balance sheet.

During the twelve months ended December 31, 2007 and 2008, the Company also had the following transactions:

During the twelve months ended December 31, 2007, the Company cancelled 5,573,158 shares (post reverse-split) of common stock which were issued but not outstanding.  These shares were issued in 2006 pursuant to the conversion of notes and accrued interest into shares of common stock, and were mistakenly issued twice in 2006.  The entry for the second issuance in 2006 was a charge to additional paid-in capital for the par value of these shares, or $557. The entry made for the cancellation of these shares in 2007 was a credit to additional paid-in capital in the amount of $557.

9.)  We believe our basic earnings per share complies with the guidance of SFAS 128: it is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period.  Shares issued during the period are weighted for the portion of the period that they were outstanding.

We have analyzed our calculation of fully-diluted earnings per share with regard to the guidance in SFAS  128, paragraph 49 of EITH 00-19, and EITF D-72.  Specifically:

Convertible securities

FYE 12.31.07:  The shares issuable for the conversion of convertible debt securities and convertible interest would be anti-dilutive, and pursuant to paragraph 13 of SFAS 128 we did not include these items in the calculation of fully-diluted EPS.

FYE 12.31.06:  We applied the guidance of paragraph 26 of SFAS 128 regarding the calculation of fully-diluted EPS with regard to convertible securities, and calculated the effect via the if-converted method.  Accordingly, we added back to the numerator of the EPS calculation the interest charges associated with the convertible debt, as well as the amortization of the beneficial conversion feature associated with the convertible interest on this debt.   We also added back the amount of the change in value of the conversion option liability for the period.  We added to the denominator of the EPS calculation the number of shares that would have been issued had these securities been converted to common stock.

This complies with the guidance of paragraph 49 of EITF 00-19 for contracts in which the counterparty controls the method of settlement: we used the more dilutive of the two options (settlement in cash or in stock).  This also complies with the guidance in Topic D-72.

Purchase warrants and stock options

FYE 12.31.07:  The shares issuable for the exercise of purchase warrants and stock options would be anti-dilutive, and pursuant to paragraph 13 of SFAS 128 we did not include these items in the calculation of fully-diluted EPS.

FYE 12.31.06:  We applied the guidance of paragraph 17 of SFAS 128 regarding the calculation of fully-diluted EPS with regard to the dilutive effect of call options and warrants, and calculated the effect via the treasury stock method.   We calculated the number of shares issuable based upon the in-the-money warrants and options, based upon the average value of the company’s stock price during the period.  We also calculated a weighted-average number of shares outstanding for those warrants which were issued during the year.  This is in compliance with paragraph 46 of SFAS 128.

Penalty shares

FYE 12.31.07:  The shares issuable for the issuance of penalty shares would be anti-dilutive, and pursuant to paragraph 13 of SFAS 128 we did not include these items in the calculation of fully-diluted EPS.

FYE 12.31.06:  We applied the guidance of paragraph 29 of SFAS 128 regarding the calculation of fully-diluted EPS with regard to the dilutive effect of penalty shares.  As the Company has the option to satisfy the accrued penalty in the form of shares or cash, the fully diluted EPS was calculated assuming the issuance of shares, as this would be more dilutive.  Paragraph 49 of EITF 00-19 states that “… for those contracts that provide the company with a choice of settlement methods, the company should assume that the contract will be settled in shares.” We believe we have complied with this guidance.

Our revised calculation of EPS is summarize below:

Diluted EPS Computation:

Income available to common stockholders		$12,137,413
Plus: Income impact of assumed conversions:
Interest, amortization of BCF on convertible NP	305,179
Revaluation of conversion option liability
on convertible notes payable	(6,666,068)
Revaluation of options and warrants	(5,579,541)
Revaluation of penalty shares	(2,332,952)
Effect of assumed conversions		(14,273,382)
Loss available to common stockholders
+ assumed conversions		$(2,135,969)

Weighted-average shares		128,144,848
Plus: Incremental shares from assumed conversions:
Convertible notes payable and convertible interest	227,393,060
Options and warrants	98,452,381
Penalty shares	58,240,000
Dilutive potential common shares		384,085,441

Adjusted weighted-average shares		512,230,289

Diluted EPS:		$(0.004)

Our as-filed weighted-average shares outstanding on December 31, 2007 was 506,197,505, which is a difference of 6,032,784 or 1.2% from the revised number, above.  We intend to make adjustments to future filings.

10.)  We will  add in the 10-K for the period ended December 31, 2008 the following disclosure to our Summary of Significant Accounting Policies section:

Cost of goods sold

We have included in cost of good sold all costs which are directly related to the generation of revenue.  These costs include primarily the cost of the product plus the shipping costs.

Selling, general, and administrative expenses

We have included in selling, general, and administrative expenses all other costs which support the Company’s operations but which are not includable as a cost of sales.  These include primarily payroll, facility costs such as rent and utilities, selling expenses, and other administrative costs.

11.) The Company has determined that revenue should be recognized on a gross  rather than a net basis.  This decision was based upon the guidance provided in EITF 99-19, paragraphs 7 to 14, which provides eight indicators to use in making this determination. An analysis of the application of these indicators to the  Company’s sales process follows: NOTE:  Please confirm that it is IVFH and not FII that is the proper entity listed in each of these responses.

A.) Indicator: The company is the primary obligor in the arrangement.

Analysis: Innovative Food Holdings is the primary obligor, as the Company has the responsibility for the fulfillment of orders, including the acceptability of the product by the customer and the assurance of customer satisfaction.  This indicates the use of the gross basis of recognizing revenue.

B.) Indicator: The company has general inventory risk.

Analysis: Innovative Food Holdings  has general inventory risk as we would bear the cost of any damage or loss to inventory from the time it is shipped to the time it is accepted by our customers.   Our clients also have the right to return products to us.  This indicates the use of the gross basis of recognizing revenue.

C.) Indicator: The company has the ability to determine the price at which it sells the product.

Analysis:  Innovative Food Holdings  establishes  the price at which it sells its products to its customers.   This indicates the use of the gross basis of recognizing revenue.

D.) Indicator: The company changes the product or performs part of the service.

Analysis:  Innovative Food Holdings provides several key, fundamental services to its customers as components of the overall sales, delivery, and customer satisfaction process.  These include but are not limited to (i) our food experts discussing specific needs with customers; (ii) our staff locating the specific items required by customers; and (iii) arranging for on-time delivery of these items. As much of our inventory consists of timely delivery of specialty fresh food items, our customers depend upon us for these services and they are  key components of the overall sales process. This indicates the use of the gross basis of recognizing revenue.

E.)  Indicator:  The company has discretion in supplier selection.

Analysis:  Innovative Food Holdings  utilizes multiple suppliers of its products, and has significant discretion in determining which supplier to utilize in filling a  particular order.   This indicates the use of the gross basis of recognizing revenue.

F.)  Indicator:  The company is involved in the determination of product or service specifications.

Analysis:  An integral part of the Company’s operation is assisting our customers in determining which product best suits their needs.  We maintain a staff of trained chefs with expert knowledge of food and food products for this specific purpose.  Our staff is in frequent contact with our clients to ensure that we are providing them with the proper product for their specific needs. This indicates the use of the gross basis of recognizing revenue.

G.) The company has physical loss inventory risk

Analysis:  Innovative Food Holdings  takes title for the products at the  shipping point and assumes the loss should the product be damaged or lost during shipment.  This is an indicator that the company should record revenues on a gross basis.

H.) The Company has credit risk

Analysis:  Innovative Food Holdings  must pay its suppliers in full regardless of whether or not we are ultimately paid for the shipment by our customers. This is an indicator  that the company should record revenues on a gross basis

Conclusion:   All 8 of the indicators suggested in paragraphs 7 to 14 of EITF 99-19  above lead us to conclude that the gross method of revenue recognition is the appropriate manner in which to record our revenue. This information will be added to the disclosures made in the 10-K for the period ended December 31, 2008.

12.) We ship all our products either overnight shipping terms or three day shipping terms to the customer. The customer takes title to product and assumes risk and ownership of the product when it is received by the customer.  This information will be added to the disclosures made in the 10-K for the period ended December 31, 2008

13.)  A reconciliation of the numerators and denominators of basic and diluted EPS, pursuant to the guidance in paragraph 40 of SFAS 128 follows:

	For the Year Ended December 31, 2006
	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$12,137,413	128,144,848	$0.095

Effect of Dilutive Securities
Interest on convertible debt	305,179
Conversion option liability	(6,666,068)	227,393,060

Options and warrants	(5,579,541)	98,452,381
Penalty shares	(2,332,952)	58,240,000

Diluted EPS	$(2,135,969)	512,230,289	$(0.004)

Anti-dilutive shares at December 31, 2006:
Warrants to purchase 10,500,000 shares at $0.11 per share and 42,000,000 shares at $0.115 per share were not included in the computation of diluted EPS because the warrants' exercise prices were  greater than the average market price of the common shares.  The warrants, which expire in August 2010, were still outstanding at December 31, 2006.

Anti-dilutive shares at December 31, 2007:
Diluted EPS was not disclosed for the twelve months ended December 31, 2007 because the effect would have been anti-dilutive. The following shares were not included in diluted EPS, but were outstanding at December 31, 2007:

Warrants to purchase 10,500,000 shares at $0.11 per share, 42,000,000 shares at $0.115 per share, and 136,500,000 shares at $0.005 per share were not included in the computation of diluted EPS because the warrants' exercise prices were  greater than the average market price of the common shares.  255,684,260 shares issuable upon the conversion of debt and convertible interest; 15,500,000 shares issuable upon the conversion of options, and  98,900,000 penalty shares issuable.

We have also included a disclosure of securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.

14)  In the 10-K for 2008 we will revise the section currently appearing on page 21 regarding credit risk as follows:

Concentrations of Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and trade receivables.  The Company places its cash and temporary cash in investments with credit quality institutions.  At times, such investments may be in excess of applicable government mandated insurance limit. At December 31, 2007 and 2006, trade receivables from the Company’s largest customer amount to 86% and 81%, respectively,  of total trade receivables.

15.)  The Company has only one loan receivable, and this loan has characteristics that are unique to this particular borrower.  Accordingly, Pursuant to the guidance in paragraph 12 of SFAS 114, management used its best estimate of the amount likely to be recoverable from this loan.  This loan is very short  term in  nature, and an extensive net present value cash flow analysis was not considered relevant or material.

16.)  Pursuant to the guidance in EITF 00-27 Issue 6, we have amortized the beneficial conversion feature associated with the accrued interest on the convertible notes over the life of each note.  We continued to amortize the discount on convertible accrued interest over the original term of the note when a note is in default.   Accelerating the amortization of these discounts on notes that have entered default status would result in the following changes:

	Interest Expense
Year ended December 31,	Original	Change	Adjusted
2005	$751,783	$38,211	$789,994
2006	385,505	(16,824)	368,681
2007	308,923	(21,387)	287,536

It is the Company’s position that, the defaults have never resulted  in an acceleration of payments (and the Company did not have funds to pay in any case), so the accelerated due date is not actually a true due date.

17.)  The table of accrued interest at December 31, 2007 does not reflect a discount because the discounts on accrued interest are all fully amortized at December 31, 2007.  The discount disclosed in the table of accrued interest at December 31, 2006 differs from the amount disclosed on the face of the consolidated balance sheet due to a typographical error on the face of the balance sheet:  the amount “421,387” should be “$21,387”, which is the amount in the table.  This change will be made in the 10-K for the period ended December 31, 2008.

18.)  The aggregate amount of discounts on convertible interest charged to operations during the twelve months ended December 31, 2007 and 2006 was $123,670 and $159,140, respectively.

19.)  We did amortize the discounts on convertible notes immediately, and not over the two year life of the notes.  We relied upon EITF D-60, which reads in part, as follows:

“For convertible debt securities, the SEC staff believes that any discount resulting from an allocation of proceeds to the beneficial conversion feature increases the effective interest rate of the security and should be reflected as a charge to interest expense. Because the security has been issued with beneficial conversion terms, the staff has presumed that the stated maturity date of the instrument is not substantive and that, therefore, the amortization period should be from the date the security is issued to the date it first becomes convertible. If the issuer reasonably determines that a period other than the period to the first conversion date is substantive, the discount should be amortized over that period. In that circumstance, if the security is converted prior to full amortization of the discount, the staff believes that the unamortized portion of the discount should be charged to interest expense in the period of conversion.”

Since the discounts were charged to operations immediately, there was no amortization to accelerate upon default. Since these discounts are all fully amortized at 12.31.07 and would be fully amortized under either amortization period (immediately or over the term of the note) we will adjust the financial statements to reflect the above in future filings.

20.)  The aggregate amounts of discounts on convertible debt charged to operations are scheduled below:

	12.31.04	12.31.05	12.31.06	12.31.07	Total
Discount charge to operations:	$628,000	$705,000	$9,000	$-	$1,342,000

21.)  Pursuant to the guidance in EITF 96-19 and 06-6, because the modification of the terms of the new notes payable included the addition of conversion features, the Company accounted for these modifications as extinguishment of debt.  Because the discounted cash flows of the new instruments were the same as the fair value of the extinguished instruments, there were no gains or losses on these extinguishments.

The conversion prices of the modified notes to Alpha Capital (dated February 7, 2006 and May 19, 2006) and Whalehaven Capital (dated February 7, 2006) are $0.005 per share.  The closing price of the Company’s common stock on the modification date of July 31, 2007 was $.0031. As this conversion option was not in the money, no beneficial conversion features were calculated.

22.) The fair value of the beneficial conversion features of the notes to Mr. Klepfish and Alpha Capital are as follows:

Year ended December 31, 2007:

Alpha Capital – There was no beneficial conversion feature recognized as a discount to the notes payable to Alpha Capital because the conversion price of the notes was greater than the market price of the stock on the date of issuance of the notes.

Mr. Klepfish – There was no beneficial conversion feature recognized as a discount to the notes payable to Mr. Klepfish because the conversion price of the notes  was greater than the market price of the stock on the date of issuance of the notes.

Year ended December 31, 2006:

Alpha Capital – There was no convertible debt issued to Alpha Capital during the 12 months ended December 31, 2006.

Mr. Klepfish –  Beneficial conversion features in the aggregate amount of $9,000 were recognized as a discount to two notes in the aggregate amount of $9,000.  $9,000 of these discounts were amortized to interest expense.

23.)  In future filings the Company will add  disclosure as follows:

At December 31, 2007, and 2006, the Company had a total of 39 and 28 notes payable outstanding, respectively, in the aggregate amount of $1,221,953, and $1,332,377.  This includes an aggregate of fourteen and two notes at December 31, 2007 and 2006, respectively, payable to Sam Klepfish, the Company’s Chief Executive Officer, to whom the Company signs a separate note payable each month representing wages payable to Mr. Klepfish.  None of the notes to Mr. Klepfish are in default at December 31, 2007 or 2006.  Of the remaining 25 and 26 notes outstanding at December 31, 2007 and 2006, a total of 24 and 25, respectively, are in default.

The company will also clarify, in the discussion of each of the notes payable in the body of footnote 8, which of the notes are in default.

24.)  The following disclosure will be added to the disclosure in future filings:

There are issuable a total of 298,168,520 and 252,386,120 shares of common stock at December 31, 2007 and 2006, respectively, upon the conversion of convertible notes payable and accrued interest.

25.)  It appears that there is an error in our response to Comment 57 of the SEC letter dated January 19, 2006. In our response, we stated that we valued the beneficial conversion features of the convertible notes issued during the year ended December 31, 2004 in the aggregate amount of  $628,000 by using the Black-Scholes valuation model.  This is not correct; as we stated in the last full paragraph of page 30 of our Form 10-KSB for the year ended December 31, 2007, “Through August 2005, the beneficial conversion features of these convertible notes were accounted for by the equity method, whereby the intrinsic value of the beneficial conversion features were considered discounts to the notes.”

There were a number of transactions that occurred effective August 25, 2005; it is not possible to determine which of these specific transactions triggered the number of common shares issuable to exceed authorized shares.  These transactions are listed below:

Convertible Notes Payable:

Note Holder	Note Amounts	# conversion shares
Alpha Capital	$120,000	24,000,000
Whalehaven Capital	30,000	6,000,000
Asher Brand	25,000	5,000,000
Momona Capital	25,000	5,000,000
Lane Ventures	10,000	2,000,000
Total conversion shares	$210,000	42,000,000

Warrants:

Warrant Holder		# of warrant shares
Alpha Capital		24,000,000
Alpha Capital		6,000,000
Alpha Capital		2,400,000
Whalehaven Capital		6,000,000
Whalehaven Capital		1,500,000
Whalehaven Capital		600,000
Asher Brand		5,000,000
Asher Brand		1,250,000
Asher Brand		500,000
Momona Capital		5,000,000
Momona Capital		1,250,000
Momona Capital		500,000
Lane Ventures		2,000,000
Lane Ventures		500,000
Lane Ventures		200,000
		56,700,000

Total conversion shares and warrant shares:		98,700,000

Accounting for beneficial conversion features before the triggering event:

If a note payable had a conversion feature that was in-the-money at the date of issuance of the note, we calculated a value for this beneficial conversion feature via the intrinsic value method. If there were warrants issued with the note, we valued the warrants via the Black-Scholes valuation model, and apportioned the relative values of the warrants and the beneficial conversion feature via the relative fair value method.  We limited the total amount of the discount to the face value of each note, and did not record any excess value over the principal amount of the debt.  We accounted for the value of the beneficial conversion feature via the equity method, and debited “discount on notes payable” and credited “additional paid-in capital”.

Accounting for beneficial conversion features after the triggering event:

If a note payable had a conversion feature that was in-the-money at the date of issuance of the note, we calculated a value for this  beneficial conversion feature via the Black-Scholes valuation model. We also used this valuation method for any warrants that might have been issued with the note.  We limited the total amount of the discount to the face value of each note, and did not record any excess value over the principal amount of the debt.  We accounted for the value of the beneficial conversion feature via the liability method, and debited “discount on notes payable” and credited “conversion option liability” for this amount.  At the end of each reporting period, we re-valued the amount of the conversion option liability via the equity method, and any change in value was charged to operations for the period. It was via this entry that the excess of the amount of the fair value of the beneficial conversion option over the principal amount of the debt obligations were charged to operations.

As the net effect to the Company’s financial statements at December 31, 2007 is the same via the method used compared to charging the excess of the fair value of the conversion option to operations at the time of issuance, it is our belief that  that these errors are not material to the financial statements ..

(i) We did not use weighted-average assumptions, but a range of assumptions in valuing the beneficial conversion options after the triggering event. These assumptions are as follows:

	Twelve months ended:
	12.31.07	12.31.06
Term - years	10	10
Volatility	184% - 207%	151% - 156%
Expected dividends	-	-
Interest rate	4.25% - 4.75%	4.75%

(ii) We used a ten year note term because the company has historically not paid off the notes at the end of the nominal term. We considered a ten year term to be a conservative approach to valuing the conversion options.  We calculated a volatility at each note date.  We utilized an approximation of the risk-free interest rate associated with obligations of the U.S. Treasury.  (iii) We did not record a charge to interest expense for the amount of the fair value of the debt obligations over the principal amount of these obligations; instead, the fair value was re-measured at each period end, and the amount of any increase or decrease was charged to operations at that time.

26.)  The assumptions to value the embedded conversion options at each reporting date are the same as our response to comment 25.  We used a ten year life to value the embedded conversion options because the nominal term of the notes was exceeded, and the notes were still in effect; in management’s judgment, a ten year term was a reasonable estimate of the expected actual term of the debt.

27.)   In Note 8 we identified the seven notes that contain registration rights for the shares underlying the convertibility feature of the notes.  Except for the penalties already described in Note 10 for not registering such underlying shares, there are no circumstances that would require the Company to transfer any consideration to the note holders.  Please note that the registration rights expired on August 25, 2007.

28.) We will revise our disclosure in future filings as follows:

Financial Accounting Standard No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

At December 31, 2007, the Company has available for income tax reporting purposes a net operating loss carryforward of approximately $1,520,000, which may be used to offset future taxable income.  These carryforwards  expire in 2028.  The deferred tax asset related to the carryforward is approximately $594,000. The Company has provided a valuation reserve against the full amount of the net operating loss benefit because, in the opinion of management based upon the earning history of the Company, it is more likely than not that the benefits will not be realized. Due to significant changes in the Company’s ownership, the Company’s future use of its existing net operating losses may be limited in accordance with Section 382 of the Internal Revenue Code, as amended.

Components of deferred tax assets as of December 31, 2007 are as follows:

Non Current:
Net operating loss carryforward	$594,000
Valuation allowance	(594,000)
Net deferred tax asset	$-

29.) A summary of the significant terms of the outstanding warrant agreements is included in the first table currently appearing on page 32.  We will change the disclosure in future filings as follows:

The following table summarizes the significant terms of warrants outstanding at December 31, 2007.  These warrants may be settled in cash or via cashless conversion into shares of the Company’s common stock at the request of the warrant holder.  These warrants were granted as part of a financing agreement (amounts have been adjusted to reflect the reverse stock split):

30.) We will change the disclosure in future filings as follows:

Options

In May 2004, the Company issued options with five year terms to purchase 500,000 shares (post-reverse split) of common stock to an employee.  These options have no alternative settlement provisions. The options vest 100,000 annually over the next five years.  The Company valued these options via the intrinsic value method, and charged the fair value of the options of $135,673 to operations during the twelve months ended December 31, 2004.

In December 2006, the Company agreed to issue 5,000,000 options with five year terms to purchase additional shares (post-reverse split) of common stock to each of the Company’s three directors, pursuant to a board resolution for services performed in 2006.  These options have no alternative settlement provisions.  The options were issued in April 2007.  Compensation cost was recognized via the straight-line attribution method. These options vested upon issuance in 2006, and the fair value of $67,500 was expensed to operations during the year ended December 31, 2006.

The following table summarizes the changes outstanding and the related prices for the shares of the Company’s common stock issued to employees of the Company (post-reverse split):

31.)  We will revise the disclosure in future filings  as follows:

The weighted-average grant-date fair value of stock options issued during the twelve months ended December 31, 2006 was $0.0045.  This value was determined via the Black-Scholes valuation model, using the following assumptions:  Term of 5 years; computed volatility of 151% to 156%; discount rate of 4.75%; and dividends of $0.   The basis for our assumptions are the historical results of the Company and the risk-free interest rate in effect at the time the options were granted.

32.)  There are two groups of options: an option to purchase 500,000 shares at $0.50 per share was issued to an employee on May 17, 2004, and options to purchase 15,000,000 shares at $0.005 per shares were issued to directors on November 20, 2006.

The option to purchase 500,000 shares issued to the employee vests at the rate of 1/5 per year on the anniversary date of the issuance.  The closing price of the Company’s stock on the issuance date was $0.50, which was equal to the option price. These options were valued at $135,673 by utilizing the Black-Scholes valuation model. This amount was expensed at the time of issuance, or May 17, 2004.  The equity method of accounting was used, and the credit for these options was made to additional paid-in capital.

The 15,000,000 options issued to directors were granted in November 2006.  These shares vested immediately upon issuance.  The closing price of the Company’s common stock on the date of issuance was $0.045.  These options were valued via the Black-Scholes valuation model at an aggregate of $67,500. Because they immediately vested, the fair value of these options of $67,500 was expensed upon issuance. Because the company did not have sufficient authorized shares to issue the shares underlying these options, the liability method of accounting for these options was used and the credit was made to a liability account.

Paragraph 39 of SFAS 123(R) states that “The compensation cost for an award of share-based employee compensation classified as equity shall be recognized over the requisite service period, with a corresponding credit to equity (generally, paid-in capital). The requisite service period is the period during which an employee is required to provide service in exchange for an award, which often is the vesting period. The requisite service period is estimated based on an analysis of the terms of the share-based payment award.”

33.) We will change our disclosure in future filings as follows:

In December 2006, the Company agreed to issue 5,000,000 options to purchase additional shares (post-reverse split) of common stock to each of the Company’s three directors, pursuant to a board resolution for services performed in 2006 (an aggregate of options to purchase 15,000,000 shares).  The options were issued in April 2007.  The fair value of the options at the time of the grant was $67,500.   Compensation cost related to the vesting of stock options was $0 and $67,500 during the twelve months ended December 31, 2006 and 2007, respectively.

34.)  We will add to our disclosure in future filings as follows:

Accounting for Warrants and Freestanding Derivative Financial Instruments

The Company accounts for the issuance of common stock purchase warrants and other freestanding derivative financial instruments in accordance with the provisions of EITF 00-19.  Based on the provisions of EITF 00-19, the Company classifies, as equity, any contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement).  The Company classifies as assets or liabilities any contract that (i) require net-cash or (ii) give the counterparty a choice of net-cash settlement in shares (physical or net-share settlement).  At December 31, 2007 and 2006, the Company has no freestanding derivative financial instruments that require net cash settlement or give the counterparty a choice of net cash settlement or settlement in shares.

The fair value of these warrants is determined utilizing the Black-Scholes valuation model.  Through August 2005, these warrants were accounted for by the equity method, whereby the fair value of the warrants was charged to additional paid-in capital.  During September, 2005, the number of shares of the Company's common stock issued and issuable exceeded the number of shares of common stock the Company had authorized.  As the Company no longer had sufficient shares authorized to settle all of our outstanding contract, this triggered a change in the manner in which the Company accounts for these warrants.  The Company began to account for these warrants utilizing the liability method.    Pursuant to EITF 00-19,  "If a contract is reclassified from permanent  or temporary equity to an asset or a liability, the change in fair value of the contract during the period the contract was classified as equity should be accounted for as an adjustment to stockholders' equity."  Accordingly, during the year ended December 31, 2005, the Company charged the amount of  $10,374,536 to stockholders' equity.    At the same time, the Company changed the way in which it accounts for the beneficial conversion feature of convertible notes payable (see note 8).

35.) In future filings we will add the following to our disclosure that currently appears on page 33:

	For the Year	For the Year
	Ended	Ended
	December 31	December 31
	2007	2006
Compensation cost related to stock-based awards:
Issuance of awards	$-	$67,500
Change in value of awards	3,452	(15,433)

Cost related to warrants:
Change in value of warrants	$55,590	$(5,564,108)

The cost related to employee stock-based compensation should be classified as sales, general and administrative costs, not other expense.  We will make those changes in our future filings.

36.)  We will add to our disclosure in future filings  as follows:

The accounting guidance shows that the warrants and options which are a derivative liability should be revalued  each reporting period. The recorded value of such warrants can fluctuate significantly based on fluctuations in the market value of the underlying securities of the issuer of the warrants and options, as well as in the volatility of the stock price during the term used for observation and the term remaining for warrants and options.  During the twelve months ended December 31, 2007 and 2006, the Company recognized (gain) loss  of $59,042 and $(5,579,541), respectively,  for the decrease in the fair value of the warrant liability and recorded the gains or losses in operations during the twelve months ended December 31, 2007 and 2006.

The fair value of these stock options was estimated as of December 31, 2007, using the Black-Scholes option pricing model with the following assumptions: risk free interest rate: 4.25%; expected dividend yield: 0%; expected option life: 5 years; and volatility: 194.46%. The fair value of these stock options  was estimated as of December 31, 2006 using the Black-Scholes option pricing model with the following assumptions: risk free interest rate: 4.75%; expected dividend yield: 0%; expected option life: 5 years; and volatility: 152.50%.

The basis for our assumptions are the historical stock prices of the Company.

37.)  We will  change the first table currently appearing on page 33 in future filings  as follows:

			Weighted		Weighted
		Weighted	average		average
		average	exercise		exercise
Range of	Number of	remaining	price of	Number of	price of
exercise	shares	contractual	outstanding	shares	exercisable
prices	outstanding	life (years)	options	exercisable	options
$0.500	500,000	3.89	$0.500	300,000	$0.500

0.005	15,000,000	1.38	0.005	15,000,000	0.005

	15,500,000	3.81		15,300,000	$0.015

We will change the second table currently appearing on page 33 in future filings as follows:

	Options	Weighted- Average Exercise Price
Outstanding December 31, 2006	15,500,000	$0.021
Issued	-	-
Exercised	-	-
Forfeited or expired	-	-

Outstanding at December 31, 2007	15,500,000	$0.021
Non-vested at December 31, 2007	200,000	$0.50
Exercisable at December 31, 2007	15,300,000	$0.015

38.)  Pursuant to the guidance in EITF 96-19 and 06-6, because the modification of the terms of the new notes payable included the addition of conversion features, the Company accounted for these modifications as extinguishment of debt.  Because the discounted cash flows of the new instruments were the same as the fair value of the extinguished instruments, there were no gains or losses on these extinguishments.

The conversion prices of the modified notes to Alpha Capital (dated February 7, 2006 and May 19, 2006) and Whalehaven Capital (dated February 7, 2006) are $0.005 per share.  The closing price of the Company’s common stock the modification date of July 31, 2007 was $.0031. As this conversion option was not in the money, no beneficial conversion features were calculated.

39.)  In future filings Item 8A will be revised to replace the current disclosure with the following:

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Accordingly, we concluded that our disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act were effective as of December 31, 2008 to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, and summarized and reported within the time periods specified in SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions as appropriate to allow timely decisions regarding required disclosure.  Subject to the inherent limitations described below and the exception disclosed in the next sentence, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007 and 2008 at the reasonable assurance level.  However, the above notwithstanding, our internal controls and procedures for the year ended December 31, 2007 were deficient in one respect as our management’s report on internal control on financial reporting was inadvertently omitted from the filing of the 2007 annual report.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-(f) under the Exchange Act. Our internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
(ii)
provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 and 2007. In making this assessment, management used the criteria set forth in Internal Control Over Financial Reporting — Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Subject to the inherent limitations described in the following paragraph, our management has concluded that our internal control over financial reporting was effective as December 31, 2008 and 2007 at the reasonable assurance level.

Inherent Limitations Over Internal Controls

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations, including the possibility of human error and circumvention by collusion or overriding of controls. Accordingly, even an effective internal control system may not prevent or detect material misstatements on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.  Accordingly, our internal controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Changes in Internal Control over Financial Reporting

We have made no change in our internal control over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report on Form 10-K.

40.)   As per the response to Comment 39, the Company will include in its disclosure in the 10-K for the period ended December 31, 2008 that its controls and procedures for the period ended December 31, 2007 were deficient.

41.)   The alternative disclosure will be  included in the revised Item 8A(T) included above in response 39.

42.)   The required disclosure will be  included in the revised Item 8A(T) included above in response 39.

43.)   The Executive Compensation section will be revised as per your comments.

44.)   Exhibits 14 and 21 will be included in future filings

45.)   Revised Exhibits 31.1 and 31.2 will be included in future filings

46.)   The applicable changes discussed above will be made to our next  Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

47.)   The option to purchase 20 million shares of common stock vested on December 31, 2008. The fair value of these shares will be charged to operations at that time.   The 3 million shares of restricted stock issued to Mr. Wiernasz also vested on December 31, 2008; the fair value of these shares will be charged to operations at that time.

Our footnote 11 on page 18 is incorrect, and will be changed in future filings as follows:

On January 22, 2008, our Board approved the grant to Mr. Wiernasz of an aggregate of 3 million restricted shares, which vest on December 31, 2008; our Board also approved the grant to Mr. Wiernasz of 5 million options exercisable for five years at an exercise price of $0.007 per share, which also vest on December 31, 2008, provided Mr. Wiernasz is then still an employee.

48.) During the three months ended March 31, 2008, an adjusting entry was made to reduce the amount in accounts payable by $61,443, which represented credits that were due to Innovative Food Holdings from one of our vendors.  The entry was made to reduce selling, general and administrative expenses during the three months ended March 31, 2008.  This credit should have been made to cost of goods sold expense.  This entry was corrected during the three months ended June 30, 2008.

Subsequent to filing the Form 10-Q for the period ended June 30, 2008, the Company realized that this treatment above resulted in an overstatement of cost of goods sold expense and an understatement of selling, general, and administrative expense for the three months ended March 31, 2008 in the amount of $61,443; it also resulted in an understatement of cost of goods sold expense and an overstatement of selling, general, and administrative expense for the three months ended June 30, 2008 in  the same amount.  Both cost of goods sold expense and selling, general, and administrative expense for the six months ended June 30, 2008 are correct as reported.  The Company believes that these errors are not material to the financial statements taken as a whole, and has implement measures to ensure that this sort of error will not occur in the future.

49.)  The requested changes will be made in future filings, similar to the revised disclosure contained above in response to items 3, 6, 8, and 39.

The Company has authorized us to state on its behalf that it is aware and acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or further comments with respect to the Company's revised filings or the contents of this letter, please call either Howard Rhine or Irving Rothstein at 212-888-8200, at extension 314 or 321, respectively.

Very truly yours,

/s/ FEDER, KASZOVITZ, ISAACSON, WEBER, SKALA, BASS & RHINE, LLP
FEDER, KASZOVITZ, ISAACSON, WEBER, SKALA, BASS & RHINE, LLP